SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 November 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

dlw 12/15

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	26-Nov-2004 07:14:50
Announcement No.	00001

>> Announcement Details
The details of the announcement start here ...

Announcement Title * Solitaire Arbitration

Description

SOLITAIRE ARBITRATION: APPEAL TO THE HIGH COURT IN LONDON

SembCorp Industries ("SCI") announces that the High Court of England has, on 25 November 2004, dismissed the appeal of Sembawang Corporation ("Sembawang") in respect of the "Choice of Yard" ruling made by the Arbitration Tribunal in the "Solitaire" ship conversion dispute.

The Tribunal had ruled in May 2004 that the owner of "Solitaire", Allseas, did not breach its contractual obligation to mitigate costs when it chose a Newcastle-upon-Tyne shipyard to complete the conversion work. Sembawang then appealed to the High Court against the standard of mitigation of costs applied by the Tribunal

In the light of the High Court's decision to dismiss the appeal, the net exposure to Sembawang in the on-going arbitration is expected to increase. Accordingly, the Board of Directors of SCI has decided to make an additional provision of S$200m. The final exposure to Sembawang will depend on the outcome of further hearings on other claims made by both parties in the arbitration, and the final quantum may differ from the current estimate. SCI will continue to monitor the developments in this case and assess the adequacy of the provision amount, and make further announcements, as may be appropriate.

Media and Analyst contact:

Michelle Ng
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: michelle.ng@sembcorp.com.sg

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